Exhibit 99.2

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

F-1

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2025	March 31, 2026	March 31, 2026
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$40,123,198	$40,255,672	$5,134,652
Accounts receivable, net (including receivable from related parties of HK$169,419 and HK$528,300 as of September 30, 2025 and March 31, 2026, respectively)	25,071,163	6,063,321	773,383
Inventories, net	51,579	-	-
Income tax recoverable	-	1,091,495	139,221
Prepayments, current portion	5,076,546	4,970,971	634,052
Deposit and other receivables	1,072,934	78,852	10,058
Total current assets	71,395,420	52,460,311	6,691,366

Non-current assets:
Long-term prepayments, net of current portion	1,365,000	195,000	24,872
Plant and equipment, net	335,531	228,460	29,140
Right-of-use assets, net	3,690,451	8,015,874	1,022,433
Rental deposit	140,000	1,054,925	134,557
Total non-current assets	5,530,982	9,494,259	1,211,002

TOTAL ASSETS	$76,926,402	$61,954,570	$7,902,368

LIABILITIES
Current liabilities:
Accounts payable	$19,048,856	$5,287,283	$674,398
Customer deposits	10,504	2,784,787	355,202
Accrued liabilities and other payables	1,629,581	543,179	69,284
Amount due to a shareholder	2,150	2,150	274
Current portion of lease liabilities	3,423,397	3,535,572	450,966
Income tax payable	1,248,986	-	-
Total current liabilities	25,363,474	12,152,971	1,550,124

Long-term liabilities:
Lease liabilities	555,297	4,848,705	618,457
Other long-term liabilities	28,501	28,501	3,635
Total long-term liabilities	583,798	4,877,206	622,092

TOTAL LIABILITIES	25,947,272	17,030,177	2,172,216

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary share, US$0.24 par value, 50,000,000 shares authorized
Class A Ordinary Shares, US$0.24 par value, 45,000,000 shares authorized, 77,225 and 117,581 shares issued and outstanding as of September 30, 2025 and March 31, 2026*	145,492	221,038	28,194
Class B Ordinary Shares, US$0.24 par value, 5,000,000 shares authorized, 32,525 and 32,525 shares issued and outstanding as of September 30, 2025 and March 31, 2026*	61,277	61,277	7,816
Additional paid-in capital	169,207,544	173,547,488	22,136,159
Deferred compensation	(87,887,800)	(21,971,950)	(2,802,545)
Accumulated deficits	(30,547,383)	(106,933,460)	(13,639,472)
Total shareholders’ equity	50,979,130	44,924,393	5,730,152

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$76,926,402	$61,954,570	$7,902,368

*	The share amounts and par value are presented on a retroactive basis, giving effect to the effectiveness of Share Redesignation and Reverse Splits (see Note 1).

See accompanying notes to the unaudited condensed consolidated financial statements.

F-2

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended March 31,
	2025	2026	2026
	HKD	HKD	USD
Revenues, net
Revenue from third parties	$44,113,766	$34,108,979	$4,350,635
Revenue from related parties	762,756	652,405	83,215
	44,876,522	34,761,384	4,433,850
Cost of revenue	(33,248,621)	(33,248,254)	(4,240,849)

Gross profit	11,627,901	1,513,130	193,001

Operating expenses:
Sales and distribution expenses	(58,754)	(2,664,400)	(339,847)
Share-based compensation, marketing	-	(65,915,850)	(8,407,634)
Personnel and benefit costs	(3,405,500)	(3,884,124)	(495,424)
General and administrative expenses	(3,823,370)	(5,969,543)	(761,421)
Total operating expenses	(7,287,624)	(78,433,917)	(10,004,326)

Income (loss) from operations	4,340,277	(76,920,787)	(9,811,325)

Other income (expense):
Interest income	766	435,970	55,608
Interest expense	(157,753)	(119,483)	(15,240)
Gain on lease modification	-	218,223	27,835
Total other (expenses) incomes, net	(156,987)	534,710	68,203

Income (loss) before income taxes	4,183,290	(76,386,077)	(9,743,122)

Income tax expense	(671,009)	-	-

NET INCOME (LOSS)	$3,512,281	$(76,386,077)	$(9,743,122)

Weighted average number of ordinary shares:
Basic and diluted *	84,167	117,985	117,985

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	$41.73	$(647.42)	$(82.58)

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the effectiveness of Share Redesignation and Reverse Splits (see Note 1).

See accompanying notes to the unaudited condensed consolidated financial statements.

F-3

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares			Class B Ordinary Shares						Retained
	Number of Shares*		Amount	Number of Shares*		Amount	Subscription receivable	Additional paid in capital	Deferred compensation	earnings (accumulated deficits)	Total Stockholders’ Equity
			HKD			HKD	HKD	HKD	HKD	HKD	HKD
Balance at October 1, 2024	51,642	*	$97,293	32,525	*	$61,277	$(150,720)	$—	$—	$10,400,109	$10,407,959

Proceeds from share subscription	—		—	—		—	150,720	—	—	—	150,720
Net loss for the period	—		—	—		—	—	—	—	3,512,281	3,512,281

Balance at March 31, 2025	51,642	*	$97,293	32,525	*	$61,277	$—	$—	$—	$13,912,390	$14,070,960

Balance at October 1, 2025	77,225	*	$145,492	32,525	*	$61,277	$—	$169,207,544	$(87,887,800)	$(30,547,383)	$50,979,130
Proceeds from offerings, net of expenses	37,229		69,693	—		—	—	4,345,797	—	—	4,415,490
Issuance of Class A Ordinary Shares as commitment shares	3,127		5,853	—		—	—	(5,853)	—	—	—
Amortization of share-based payments	—		—	—		—	—	—	65,915,850	—	65,915,850
Net loss for the period	—		—	—		—	—	—	—	(76,386,077)	(76,386,077)

Balance at March 31, 2026 (HKD)	117,581		$221,038	32,525		$61,277	—	$173,547,488	$(21,971,950)	$(106,933,460)	$44,924,393

Balance at March 31, 2026 (USD)	117,581		$28,194	32,525		$7,816	—	$22,136,159	$(2,802,545)	$(13,639,472)	$5,730,152

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the effectiveness of Share Redesignation and Reverse Splits (see Note 1).

See accompanying notes to the unaudited condensed consolidated financial statements.

F-4

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended March 31,
	2025	2026	2026
	HKD	HKD	USD
Cash flows from operating activities:
Net income (loss)	$3,512,281	$(76,386,077)	$(9,743,122)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Allowance for expected credit losses	4,290	-	-
Allowance for obsolete inventories	51,579	51,579	6,579
Depreciation of plant and equipment	148,469	107,071	13,657
Non-cash lease expense	1,761,640	1,721,636	219,596
Gain on lease modification	-	(218,223)	(27,835)
Share-based compensation for services	-	65,915,850	8,407,634

Change in operating assets and liabilities:
Accounts receivable	(9,882,997)	19,007,842	2,424,470
Inventories	833	-	-
Prepayments	(2,284,175)	1,275,575	162,701
Deposits and other receivables	(86,536)	79,157	10,097
Accounts payable	6,386,567	(13,761,573)	(1,755,303)
Customer deposit	(38,131)	2,774,283	353,863
Accrued liabilities and other payables	(463,306)	(1,086,402)	(138,572)
Lease liabilities	(1,841,880)	(1,423,253)	(181,537)
Income tax payable	(1,783,976)	(2,340,481)	(298,531)
Net cash used in operating activities	(4,515,342)	(4,283,016)	(546,303)

Cash flows from financing activities:
Proceeds from share subscription	150,720	-	-
Proceeds from offerings, net of expenses	-	4,415,490	563,200
Payment of offering costs	(852,668)	-	-
Repayments from related parties	1,482,000	-	-
Net cash provided by financing activities	780,052	4,415,490	563,200

Net change in cash and cash equivalent	(3,735,290)	132,474	16,897

BEGINNING OF PERIOD	12,820,596	40,123,198	5,117,755

END OF PERIOD	$9,085,306	$40,255,672	$5,134,652

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$2,454,985	$2,340,481	$298,531
Cash paid for interest	$14,540	$-	$-

Non-cash investment and financing activities:
Issuance of Class A Ordinary Shares as commitment shares	$-	$1,548,714	$197,540
Right of use assets obtained in exchange for new operating lease liabilities	$-	$7,574,656	$966,155

See accompanying notes to the unaudited condensed consolidated financial statements.

F-5

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

NOTE 1 － BUSINESS OVERVIEW

707 Cayman Holdings Limited (“the Company”) was incorporated in Cayman Islands (“Cayman”) on February 2, 2024. The Company through its subsidiaries (collectively referred to as the “Company”) are principally engaged in (i) the sale of quality apparel products and (ii) the provision in supply chain management total solutions, among the customers throughout Western Europe, North America, Middle East and East Asia. The operation is mainly based in Hong Kong.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background	Ownership

Beta Alpha Holdings Limited (“Beta Alpha”)	● BVI company ● Incorporated on February 14, 2024 ● Issued and outstanding 1 ordinary share for US$1 ● Investment holding	100% owned by the Company

707 International Limited (“707IL”)	● Hong Kong company ● Incorporated on January 4, 2021 ● Issued and outstanding 10,000 ordinary shares for HK$10,000 ● Sale and distribution of fashion apparel	100% owned by Beta Alpha
Bao Xing Feng Textile Limited (“BXF”)	● Hong Kong company ● Incorporated on August 4, 2025 ● Issued and outstanding 10,000 ordinary shares for HK$10,000 ● Sale and distribution of fashion apparel	100% owned by 707IL

Initial Public Offering

On June 10, 2025, the Company consummated its initial public offering (the IPO”) of 1,750,000 ordinary shares at the offering price of US$4.00 per share. The aggregate net proceeds from the IPO, net of underwriting discount and offering expenses, were approximately $5.2 million. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JEM” on June 9, 2025.

Offering

On November 20, 2025, the Company entered into an Equity Purchase with Hudson Global Ventures, LLC (the “Investor”) pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 3,127 commitment shares to the Investor as part of the consideration. This offering was completed on March 4, 2026 and the net proceeds of $4,415,490 from the offering were received.

Share Redesignation

On December 18, 2025, the Company approved a share redesignation to reclassify the authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 ordinary shares at a par value of US$0.001 each, comprising (i) 400,000,000 class A ordinary shares at a par value of US$0.001 each and (ii) 100,000,000 class B ordinary shares at a par value of US$0.001 each. Every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

F-6

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

As part of the redesignation, the 15,612,000 issued ordinary shares at a par value US$0.001 each in the capital of the Company registered in the name of JME International Holdings Limited be redesignated as 7,806,000 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares. The remaining 10,728,000 issued ordinary shares of par value of US$0.001 each in the capital of the Company registered in the names of various shareholders be redesignated as 10,728,000 Class A Ordinary Shares. The 381,466,000 authorized but unissued ordinary shares at a par value of US$0.001 each in the capital of the Company be redesignated as 381,466,000 Class A Ordinary Shares and the 92,194,000 authorized but unissued ordinary shares at a par value of US$0.001 each in the capital of the Company be redesignated as 92,194,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association.

Reverse Splits

On March 4, 2026, the Company’s board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 20 for 1 ratio. This reverse split became effective on April 13, 2026.

On June 6, 2026, the Company’s board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 12 for 1 ratio. This reverse split became effective on July 14, 2026.

Increase in Authorized Capital

On August 5, 2026, the Company’s board of directors approved that the authorized share capital of the Company increased from US$500,000 divided into 2,083,333 shares at par value of US$0.24 per share comprising (a) 1,666,667 Class A ordinary shares at a par value and (b) 416,666 Class B ordinary shares at par value to US$12,000,000 divided into (a) 45,000,000 Class A ordinary shares at a par value of US$0.24 per share and (b) 5,000,000 Class B ordinary shares at par value of US$0.24 per share.

All share numbers and per share amounts have been retroactively adjusted to reflect the effectiveness of Share Redesignation and Reverse Splits for all periods presented.

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

●	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended March 31, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of September 30, 2024 and 2025 and for the years ended September 30, 2023, 2024 and 2025, as filed on Form 20-F on January 16, 2026.

F-7

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

●	Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for expected credit losses, revenue recognition, retirement plan cost, leases, share-based compensation, income tax provision, deferred taxes and uncertain tax position.

●	Foreign Currency Transaction

The accompanying unaudited condensed consolidated financial statements are presented in the Hong Kong dollar (“HKD” or “HK$”), which is the reporting currency of the Company. HKD is also the functional currency of the Company’s operating subsidiary.

The Company accounts for foreign currency transactions pursuant to ASC Topic 830, Foreign Currency Matters (“ASC 830”). In accordance with ASC 830, monetary balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions and from the remeasurement of the monetary balance sheet items are recorded as gain (loss) on foreign currency transactions.

●	Convenience Translation

Translations of amounts in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations, and unaudited condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months’ period ended March 31, 2026 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.84, as published in the United States Federal Reserve Board on March 31, 2026. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 90 days from the date of sale invoices. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

F-8

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

●	Allowance for Credit Losses

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. For the six months ended March 31, 2025 and 2026, the Company recognized an allowance for expected credit losses of HK$4,290 and HK$0, respectively.

●	Inventories

Inventories are comprised of finished apparel products, and are stated at cost, on a weighted average basis, which is recorded at the lower of cost or net realizable value and adjusted as appropriate for decrease in valuation and obsolescence. The Company records provisions for obsolete, slow-moving, or excess inventory based on management’s estimates of future demand and market conditions. Such provisions are charged to general and administrative expenses in the unaudited condensed consolidated statements of operations.

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvements	Shorter of 3 years or the term of lease
Office equipment	5 years
Motor vehicle	5 years
Computer equipment	3 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the unaudited condensed consolidated of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended March 31, 2025 and 2026.

F-9

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

The Company typically enters into purchase orders with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point in time when the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods under the free on board (“FOB”) and the Company has presented the right of payment and collection of the consideration is probable.

Payments received at the signing of the contracts with the customers are recognized as customer deposits and included in liabilities on the unaudited condensed consolidated balance sheet. Customer deposits are recognized as revenue when the goods and services are transferred to and accepted by the customers. As of September 30, 2025 and March 31, 2026, the customer deposits were HK$10,504 and HK$2,784,787(US$355,202), respectively.

The Company began the sales of products under its own label since February 2024. The Company recognizes revenue when the customer obtains control of the Company’s product based on the contractual shipping terms, at which time the performance obligation is deemed to be completed. The Company is primarily responsible for fulfilling the promise to deliver the product and bears risk of loss while the inventory is in-transit to the purchaser.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 10-30 days upon the receipt of products by the customers.

F-10

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

Revenue from sourcing service is generated as a merchandizer to facilitate the production, price and tariff, stability and quality of fabric and apparel for Company’s customers, upon the agreed upon terms and condition, as a single performance obligation. Such fees are charged at the specific percentage based on the invoice value of the order made by the Company’s customer and billed to its customer when the service is rendered. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

Revenue from logistic service encompasses fees paid for logistic and supply chain support provided by the Company to the customer, with a single performance obligation. Such fees are fixed and billed on a monthly basis. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it is determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following tables present the revenue stream by products and geographical region as follows:

		Six months ended March 31,
Type of revenue	Point of recognition	2025	2026	2026
		HKD	HKD	USD

Product sales	Point in time	$43,698,920	$32,380,872	$4,130,213
Product sales (self-branded)	Point in time	2,574	-	-
Sourcing service	Point in time	169,472	1,381,493	176,211
Logistic service	Point in time	1,005,556	999,019	127,426
Total		$44,876,522	$34,761,384	$4,433,850

	Six months ended March 31,
By geographic region	2025	2026	2026
	HKD	HKD	USD

Western Europe	$10,201,197	$23,328,803	$2,975,613
North America	18,244,158	10,467,454	1,335,134
Middle East	1,821	370,099	47,207
East Asia	16,429,346	595,028	75,896
Total	$44,876,522	$34,761,384	$4,433,850

F-11

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

●	Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited condensed consolidated financial statements for details the Company’s business segments.

In accordance with ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”). However, the CODM evaluates the Company’s performance based solely on financial results, and no additional measures or expense categories are used for internal decision-making.

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM, the Chief Executive Officer of the Company for making decisions, allocating resources and assessing performance. Consequently, the Company has determined that it has only one reportable operating segment in Hong Kong.

●	Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the unaudited condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

F-12

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

For the six months ended March 31, 2025 and 2026, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2025 and March 31, 2026, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Net Income (loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

●	Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at service commencement date based on the estimate of fair value of the share compensation at the grant date. The estimate of the fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the estimate of closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized on a straight-line basis over the award requisite service period.

●	Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-13

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

●	Commitments and Contingencies

The Company follows the ASC Topic 450-20, Contingencies, to report accounting for contingencies. Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

F-14

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the applicability, form and content, and interim disclosure requirements in ASC Topic 270 and enhances navigability of the interim reporting guidance. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which updates the FASB Accounting Standards Codification to clarify, correct errors, and improve the overall usability of GAAP. The improvements consist of narrow-scope amendments, technical corrections, clarification of existing guidance, and updates to clarify the appropriate scope and application of certain disclosure requirements. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In April 2026, the FASB issued ASU No. 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires PIK dividends on equity-classified preferred stock to be initially measured based on the stated PIK dividend rate in the preferred stock agreement. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its unaudited condensed consolidated financial statements.

In May 2026, the FASB issued ASU No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard provides guidance on the accounting for environmental credits (such as renewable energy credits, carbon credits) and related obligations. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The Company is currently evaluating the impact of this standard on its unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated balance sheets, statements of operations and cash flows.

NOTE 3 － SEGMENT REPORTING

In accordance with ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”). The Company’s CODM is the Chief Executive Officer, who is responsible for reviewing performance and making decisions regarding resource allocation.

For the six months ended March 31, 2025 and 2026, the Company operates one single business segment, in accordance with ASC Topic 280.

F-15

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

Additional details about each of its corporate income and expenses of the reportable segment were set forth below:

	Six months ended March 31,
	2025	2026	2026
	HKD	HKD	USD

Revenue from external customers	$44,113,766	$34,108,979	$4,350,635
Revenue from related parties	762,756	652,405	83,215
Total revenues, net	44,876,522	34,761,384	4,433,850
Cost of revenue	(33,248,621)	(33,248,254)	(4,240,849)
Gross profit	11,627,901	1,513,130	193,001
Sales and distribution expenses	(58,754)	(2,664,400)	(339,847)
Share-based compensation	-	(65,915,850)	(8,407,634)
Personnel and benefit costs	(3,405,500)	(3,884,124)	(495,424)
Depreciation and amortization	(1,766,896)	(1,709,224)	(218,013)
Legal and professional fee	(719,213)	(2,173,633)	(277,249)
Allowance for expected credit losses	(4,290)	-	-
Allowance for obsolete inventories	(51,579)	(51,579)	(6,579)
General and administrative expenses	(1,281,392)	(2,035,107)	(259,580)
Total operating expenses	(7,287,624)	(78,433,917)	(10,004,326)
Income (loss) from operations	4,340,277	(76,920,787)	(9,811,325)

Other income (expense):
Interest income	766	435,970	55,608
Interest expense	(157,753)	(119,483)	(15,240)
Gain on lease modification	-	218,223	27,835
Total other (expenses) incomes, net	(156,987)	534,710	68,203

Income (loss) before income taxes	4,183,290	(76,386,077)	(9,743,122)

Income tax expense	(671,009)	-	-

SEGMENT PROFIT (LOSS)	$3,512,281	$(76,386,077)	$(9,743,122)

Based on the management’s assessment, the Company determined that it has one reportable operating segment, as defined by ASC Topic 280. For the six months ended March 31, 2025 and 2026, the Company’s revenues are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Six months ended March 31,
By geographic region	2025	2026	2026
	HKD	HKD	USD

Western Europe	$10,201,197	$23,328,803	$2,975,613
North America	18,244,158	10,467,454	1,335,134
Middle East	1,821	370,099	47,207
East Asia	16,429,346	595,028	75,896
Total	$44,876,522	$34,761,384	$4,433,850

Substantially, all of the Company’s revenues and assets are locally generated in Hong Kong.

NOTE 4 － ACCOUNTS RECEIVABLE, NET

	As of
	September 30,	March 31,	March 31,
	2025	2026	2026
	HKD	HKD	USD
At cost:
Accounts receivable, at cost	25,071,163	6,063,321	773,383
Less: allowance for expected credit losses	-	-	-
Accounts receivable, net	$25,071,163	$6,063,321	$773,383

F-16

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

For the six months ended March 31, 2025 and 2026, the Company recognized an allowance for expected credit losses of HK$4,290 and HK$0, respectively.

Up to the date of this report, the Company collected approximately 96.9% of the net accounts receivable balance as of March 31, 2026.

NOTE 5 － LEASES

Operating lease right-of-use (“ROU” assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company entered into commercial operating leases with various third parties for the use of offices, warehouse and staff quarter in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the unaudited condensed consolidated balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the unaudited condensed consolidated balance sheet.

On January 1, 2026 and March 25, 2026, the Company entered into operating lease agreements for its office and warehouse, respectively. The lease for office and warehouse will be expired on December 31, 2028 and March 24, 2028, respectively.

Supplemental unaudited condensed consolidated balance sheet information related to operating leases was as follows:

	As of
	September 30,	March 31,	March 31,
	2025	2026	2026
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$3,690,451	$8,015,874	$1,022,433

Lease liabilities:
Current lease liabilities	$3,423,397	$3,535,572	$450,966
Non-current lease liabilities	555,297	4,848,705	618,457
Total lease liabilities	$3,978,694	$8,384,277	$1,069,423

Operating lease expense for the six months ended March 31, 2025 and 2026 was HK$1,761,640 and HK$1,721,636 (US$219,596), respectively.

Other supplemental information about the Company’s operating leases as of March 31,

	2025	2026
Weighted average discount rate	5.9%	3.9%
Weighted average remaining lease term (years)	0.6-1.4 years	1.2-2.8 years

F-17

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

The future maturity of lease liabilities under operating leases as of March 31, 2026, were as follows:

For the year ending March 31,	HKD	USD
2027	$3,812,820	$486,329
2028	3,097,014	395,027
2029	1,919,538	244,839
Total minimum lease payments	8,829,372	1,126,195
Less: imputed interest	(445,095)	(56,772)
Future minimum lease payments	$8,384,277	$1,069,423

NOTE 6 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue 45,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares at a par value of US$0.24 per share.

Share Redesignation

On December 18, 2025, the Company approved a share redesignation to reclassify the authorized share capital from US$500,000 divided into 2,083,333 shares of a nominal or par value of US$0.24 each to US$500,000 divided into 2,083,333 Ordinary Shares at a par value of US$0.24 each, comprising (i) 1,666,667 Class A ordinary shares at a par value of US$0.24 each and (ii) 416,666 Class B Ordinary Shares at a par value of US$0.24 each.

Every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

Share-Based Compensation

On June 13, 2025, the Company issued 18,292 ordinary shares at the current market price of US$924.04 per share to certain service providers to settle their agreements for marketing and business development services for their requisite services in a contractual period from June 2025 to May 2026. These share-based service expenses were measured as stock award to these service providers and consultants at the fair value based on the current market price at the date of grant and are recorded as deferred compensation of approximately HK$131.8 million (US$17.0 million) within equity.

For the six months ended March 31, 2026, the Company recognized amortization of deferred compensation of approximately HK$66.0 million (US$ 8.4 million) on a straight-line basis over the vesting period.

As of March 31, 2026, the remaining unrecognized compensation cost was approximately HK$22.0 million (US$2.8 million), which is expected to be recognized over the remaining vesting period ending May 2026.

Investor’s Placements

On November 20, 2025, the Company entered into an Equity Purchase Agreement with Hudson Global Ventures, LLC (the “Investor”) pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations.

During January 2026 to March 2026, the Company issued an aggregate of 37,229 ordinary shares at purchase prices ranging from US$14.4 to US$26.4 per share and received net proceeds of $4,415,490 (US$566,088) from the Offering, after deducting underwriting discounts, commissions and offering-related expenses.

Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 3,127 ordinary shares as commitment shares to the Investor at the price of US$63.50 per share. These commitment shares are considered as offering-related expenses and treated as a reduction to additional paid-in capital.

F-18

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

Reverse Splits

On March 4, 2026, the Company’s board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 20 for 1 ratio. This reverse split became effective on April 13, 2026.

On June 6, 2026, the Company’s board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 12 for 1 ratio. This reverse split became effective on July 14, 2026.

As a result of the above reverse splits, the Company’s par value has been adjusted from US$0.001 per share to US$0.24 per share.

Increase in Authorized Capital

On August 5, 2026, the Company’s board of directors approved that the authorized share capital of the Company increased from US$500,000 divided into 2,083,333 shares at par value of US$0.24 per share comprising (a) 1,666,667 Class A ordinary shares at a par value and (b) 416,666 Class B ordinary shares at par value to US$12,000,000 divided into (a) 45,000,000 Class A ordinary shares at a par value of US$0.24 per share and (b) 5,000,000 Class B ordinary shares at par value of US$0.24 per share.

All share numbers and per share amounts have been retroactively adjusted to reflect the effectiveness of Share Redesignation and Reverse Splits for all periods presented.

At the date of this report, the Company has 77,225 Class A Ordinary Shares issued and outstanding, and 32,525 Class B Ordinary Shares issued and outstanding, respectively.

NOTE 7 － NET INCOME (LOSS) PER SHARE

	Six Months ended March 31,
	2025	2026	2026
	HKD	HKD	USD
Numerator:
Net income (loss) attributable to the Company’s shareholders	$3,512,281	$(76,386,077)	$(9,743,122)

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	84,167	117,985	117,985

Net income (loss) per share:
Basic and diluted	$41.73	$(647.42)	$(82.58)

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the effectiveness of Share Redesignation and Reverse Splits.

Basic earnings per ordinary share are computed by dividing net income available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. As a result, under the two-class method in accordance with ASC 260, net income available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis.

F-19

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

For the six months ended March 31, 2026, diluted weighted-average ordinary shares outstanding is equal to basic weighted-average ordinary shares, due to the Company’s net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

NOTE 8 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Six months ended March 31,
	2025	2026	2026
	HKD	HKD	USD

Current income tax	$671,009	$-	$-
Deferred income tax	-	-	-

Income tax expense	$671,009	$-	$-

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in Hong Kong that are subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Beta Alpha is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

707IL and BXF are operating in Hong Kong and are subject to the Hong Kong profits tax at the two-tiered income tax rates at the rate of 8.25% on the estimated assessable income up to HK$2,000,000 and 16.5% on any part of assessable income over HK$2,000,000 arising in Hong Kong during its tax year.

F-20

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

The reconciliation of the differences between income tax expense computed by applying Hong Kong income tax rate of 16.5% and the Company’s income tax expense recorded for the six months ended March 31, 2025 and 2026, are as follows:

	Six Months ended March 31,
	2025		2026
	HKD	% of Pre-tax income	HKD	USD	% of Pre-tax income

Computed expected income tax expense (benefit)	$690,243	16.50%	$(12,603,703)	$(1,607,615)	16.50%
Income exempted from tax	(126)	0.00%	(71,935)	(9,175)	0.09%
Effect of differential tax rate – foreign subsidiaries (Note i)	-	-	857,004	109,311	(1.12)%
Non-deductible expenses for tax purpose	143,891	3.44%	17,667	2,253	(0.02)%
Non-deductible share-based compensation expenses	-	-	10,876,115	1,387,260	(14.24)%
Net operating loss	-	-	929,455	118,553	(1.22)%
Others	(162,999)	(3.90)%	(4,603)	(587)	0.01%
Income tax expense	$671,009	16.04%	$-	$-	0.00%

Note :

(i)	Represents the foreign income tax rate differential when compared to Hong Kong income tax rate for the six months ended March 31, 2026 and 2025.

The following table sets forth the significant components of the deferred tax assets of the Company as of September 30, 2025 and March 31, 2026.

	As of
	September 30,	March 31,	March 31,
	2025	2026	2026
	HKD	HKD	USD
Deferred tax assets:
Net operating loss carryforwards from
Hong Kong	-	929,455	118,553
Less: valuation allowance	-	(929,455)	(118,553)
	$-	$-	$-

The movements of valuation allowance of deferred tax assets are as follows:

	As of
	September 30,	March 31,	March 31,
	2025	2026	2026
	HKD	HKD	USD
Balance at beginning of the period	-	-	-
Additions	-	929,455	118,553
Balance at end of the period	$-	$929,455	$118,553

As of September 30, 2025 and March 31, 2026, the Company incurred the aggregate of HK$nil and HK$5,633,065 (US$718,503) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong tax regimes.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2026, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended March 31, 2025 and 2026, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2026.

F-21

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

NOTE 9 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name of related party	Relationship with the Company
Cheung Lui (“Mr. Cheung”)	Chief Executive Officer (“CEO”) and controlling shareholder of the Company
Jose Sfez (“Mr. Sfez”)	Chairman and Director of the Company
Seven Retail Limited	Entity controlled by Mr. Sfez
Red and Blue LLC	Entity controlled by Mr. Sfez

Related party balances consisted of the following:

		As of
		September 30,	March 31,	March 31,
		2025	2026	2026
Name	Nature	HKD	HKD	USD

Cheung Lui	Amount due to a shareholder	$2,150	$2,150	$274

Red and Blue LLC	Accounts receivable	$169,419	$528,300	$67,385

As of September 30, 2025 and March 31, 2026, the amount due to a shareholder, Mr. Cheung Lui represented the temporary advances made to the Company. This advance made by Mr. Cheung is non-interest bearing, unsecured and repayable on demand.

As of September 30, 2025 and March 31, 2026, the accounts receivable from Red and Blue LLC represented trade receivable from product sales. The amount is unsecured, interest-free and granted with 45 days’ credit term. The balance was settled in full.

In the ordinary course of business, during the six months ended March 31, 2025 and 2026, the Company has conducted certain transactions with related parties, either at cost or current market prices and under the normal commercial terms. The following table provides the transactions with these related parties for the periods presented (for the portion of such period that they were considered related):

		Six months ended March 31,
		2025	2026	2026
Name	Nature	HKD	HKD	USD

Red and Blue LLC	Product sales	$762,756	$652,405	$83,215

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

F-22

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

NOTE 10 － RISKS AND UNCERTAINTIES

The Company is exposed to the following concentrations of risks:

(a)	Major customers

For the six months ended March 31, 2025 and 2026, the individual customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at period-end dates, are presented as follows:

	Six months ended March 31,		As of March 31, 2026
Customer	2025	2026	Accounts receivable
			HK$
Customer A	35.87%	0.00%	$-
Customer B	35.19%	9.72%	$198,777
Customer C	13.55%	14.51%	$2,884,810
Customer D	2.22%	51.63%	$2,048,211

(b)	Major vendors

For the six months ended March 31, 2025 and 2026, the individual vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows:

	Six months ended March 31,		As of March 31, 2026
Vendor	2025	2026	Accounts payable
			HK$
Vendor A	46.03%	5.23%	$-
Vendor B	17.25%	26.30%	$3,997,224
Vendor C	12.95%	0.28%	$-
Vendor D	0.00%	55.92%	$934,210

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. Effective from October 1, 2025, the Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,041) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026, cash and cash equivalents of HK$40.3 million (US$5.1 million) was maintained at financial institutions in Hong Kong, of which approximately HK$38.6 million (US$4.9 million) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for estimated credit losses.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-23

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(e)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 11－ COMMITMENTS AND CONTINGENCIES

Legal Contingency

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of March 31, 2026, no severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria for making severance payment is remote.

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, as of March 31, 2026, the Company did not have any significant commitments and contingencies involved.

F-24

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

NOTE 12－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2026, up to the date that the unaudited condensed consolidated financial statements were available to be issued.

On March 4, 2026, the Company’s board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 20 for 1 ratio. This reverse split became effective on April 13, 2026.

On June 6, 2026, the Company’s board of directors approved that the authorized, issued, and outstanding ordinary shares of the Company be consolidated on a 12 for 1 ratio. This reverse split became effective on July 14, 2026.

On August 5, 2026, the Company’s board of directors approved that the authorized share capital of the Company increased from US$500,000 divided into 2,083,333 shares at par value of US$0.24 per share comprising (a) 1,666,667 class A ordinary shares at par value and (b) 416,666 class B ordinary shares at par value to US$12,000,000 divided into (a) 45,000,000 class A ordinary shares at par value US$0.24 per share and (b) 5,000,000 class B ordinary shares at par value of US$0.24 per share.

F-25